

Got Produce? Franchising USA Inc.

(a Delaware corporation, United States)

Financial Statements (Unaudited) and Independent Accountant's Review Report

<u>November 22, 2017</u>

By,



Got Produce? Franchising USA Inc.

TABLE OF CONTENTS

_____

To,
The Members of Got Produce? Franchising USA Inc.
9450 SW Gemini Dr. #51741
Beaverton OR 97008



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Got Produce? Franchising USA Inc. (a Delaware corporation), which comprise the balance sheet as of November 21, 2017, and the related statements of operations, changes in members' equity (deficit), and cash flows for the period from January 1, 2017 to November 21, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. It requires to perform procedures to obtain limited assurance as a basis for reporting whether Accountant is aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. This report not to be considered as Audited financial reports. All the financial data is subject to final Audit by certified CPA of AICPA.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Onestop Finsol
November 22, 2017

ONESTOP FINSOL
Email - info@onestopfinsol.com Web – www.onestopfinsol.com
Ph : +91 261 2439830

By Onestop Finsol - Financial Review of **Got Produce? Franchising USA Inc**   3

BALANCE SHEET (AS OF NOV 21, 2017) (UNAUDITED)

Statement as of day		Nov 21, 2017		Dec 31, 2016
Appx Period (Months)		*11*		*1*
Assets				
Cash and Cash Equivalents				
Bank Balance	$	575	$	-
Total Cash and Cash Equivalents	$	575	$	-
Current Assets				
Inventory Asset	$	150,000	$	-
Loan to/from Shareholder	$	-	$	125,000
Total Current Assets	$	150,000	$	125,000
Total Assets	$	150,575	$	125,000
Liabilities and Equity				
Liabilities				
Current Liabilities				
Shareholder Loan - GPG Inc	$	50	$	-
Total Current Liabilities	$	50	$	-
Total Liabilities	$	50	$	-
Equity				
Capital Stock- Rogers	$	74,575	$	-
Capital Stock-GPG INC	$	81,500	$	-
Capital Stock-Walliser	$	68,673	$	143,673
Total Equity	$	224,748	$	143,673
Earnings				
Current Year Earnings/(Loss)	$	(55,550)	$	(18,673)
Previous years' Earning/(Loss)	$	(18,673)	$	-
Total Equity and Earnings	$	150,525	$	125,000
Total Liabilities and Equity	$	150,575	$	125,000

Note: Nil Debt to Equity ratio depicts the No debt company has potential to grow. Most part of the Shareholders' contribution has been utilized for R&D activity and operational activities. Negative earning of current year is result of non-commencement of revenue operations being first year.

STATEMENT OF OPERATIONS (INCOME STATEMENT) (UNAUDITED)

Statement till date		Nov 21, 2017		Dec 31, 2016
Appx Period (Months)		*11*		*1*
Revenue				
Sales	$	-	$	-
Cost of Goods Sold				
Freight and Shipping Costs	$	463	$	-
Product Samples	$	1,248	$	-
Supplies & Materials	$	160	$	-
Total Cost of Goods Sold	$	1,871	$	-
Gross Profit	$	(1,871)	$	-
Operating Expenses				
Advertising and Promotion	$	1,539	$	229
Bank Service Charges	$	1,011		
Computer and Internet Expenses	$	15,944		
Freelancing and Consulting	$	1,913		
Marketing Materials/Sc...	$	406		
Professional Services	$	26,900		
Professional Services- Franchise	$	975	$	3,250
Professional Services- Trademark	$	1,395	$	9,764
Rent Expense	$	1,350		
Research & Development (Product)	$	3,117	$	5,000
Telephone Expense	$	913		
Travel Expense	$	1,766		
Travel Expense Air Fare	$	342		
Web Site Design & Maintenance	$	1,108	$	430
Total Operating Expenses	$	58,680	$	18,673
Operating Income / (Loss)	$	(60,550)	$	(18,673)
Other Income / (Expense)				
Income from Survey	$	5,000	$	-
Total Other Income / (Expense)	$	5,000	$	-
Net Income / (Loss)	$	(55,550)	$	(18,673)

Note: Company has not started commercial operation yet, as company is start up and presently in marketing as well as research and development phase.

STATEMENT OF CHANGES IN MEMBERS' EQUITY (UNAUDITED)

Statement till date		Nov 21, 2017		Dec 31, 2016
Appx Period (Months)		*11*		*1*
Opening Balance Equity	$	125,000	$	-
Capital Stock- Rogers	$	74,575	$	-
Capital Stock-GPG INC	$	81,500	$	-
Capital Stock-Walliser	$	(75,000)	$	143,673
Current Year Earnings	$	(55,550)	$	(18,673)
Opening Balance Equity	$	(18,673)	$	-
Retained Earnings3	$	18,673	$	-
Total Equity	$	150,525	$	125,000

STATEMENT OF CASH FLOWS (UNAUDITED)

Statement till date		Nov 21, 2017		Dec 31, 2016
Appx Period (Months)		*11*		*1*
Cash Flows from Operating Activities				
Payments to suppliers and employees	$	(60,550)	$	(18,673)
Cash receipts from other operating activities	$	5,000		
Total Cash Flows from Operating Activities	$	(55,550)	$	(18,673)
Cash Flows from Investing Activities				
Other cash items from investing activities	$	(150,000)		
Total Cash Flows from Investing Activities	$	(150,000)		
Cash Flows from Financing Activities				
Other cash items from financing activities	$	206,125	$	18,673
Total Cash Flows from Financing Activities	$	206,125	$	18,673
Net Cash Flows	$	575		
Cash Balances				
Cash and cash equivalents at beginning of period	$	-		
Cash and cash equivalents at end of period	$	575		
Net change in cash for period	$	575		

Note : Total amount of Cash flows of Investment activity includes purchase of Inventory assets

Got Produce? Franchising USA Inc.

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1: NATURE OF OPERATIONS

Got Produce? Franchising USA Inc. (the "Company"), is a limited liability company organized November, 2016 under the laws of Delaware. The Company intends to develop Turnkey greenhouse models where company produce the food harvesting 24/7/365 in all climates. Any crop can be produced anywhere regardless of climate, soil, water, or ability. As of November 21, 2017, the Company has not yet commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of research and development activities along with promotion to target countries. The Company is dependent upon additional capital resources for the commencement of its planned principal operations.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations and has not generated revenues or profits since inception. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting. However, having few transaction in 2016 the financial presents the result and position of balances from January 1, 2017 to November 21, 2017.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. There are no accounts receivable or associated allowances for doubtful accounts established as of November 21, 2017.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000. No property and equipment has been recorded as of November 21, 2016.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenues from sales have been earned or recognized as of November 21, 2017.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company is an incorporated entity under state of Delaware, Unites States. Accordingly, The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

NOTE 4: MEMBERS' EQUITY (DEFICIT)

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability. All the company expenses incurred by shareholders is considered as equity contribution by shareholder.

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 6: SUBSEQUENT EVENTS

The Company shall evaluate subsequent events through July 31, 2017, the date the financial statements were available for 2016 to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.